UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025 No.2

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On February 27, 2025, the Registrant announced its financial results for the year ended December 31, 2024. Attached hereto are the following exhibits:

Exhibit 99.1
Registrant’s consolidated financial statements as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, and the report thereon dated February 27, 2025 of Brightman Almagor Zohar & Co.

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.3	Consent of Independent Registered Accounting Firm

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 27, 2025,	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Senior Vice President, Chief Legal Officer.